UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

VOCERA COMMUNICATIONS, INC.

(Name of Subject Company (Issuer))

VOICE MERGER SUB CORP.

a direct or indirect wholly owned subsidiary of

STRYKER CORPORATION

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.0003 Per Share

(Title of Class of Securities)

92857F107

(CUSIP Number of Class of Securities)

Robert S. Fletcher

Vice President, Chief Legal Officer

Stryker Corporation

2825 Airview Boulevard

Kalamazoo, Michigan 49002

+1 (269) 385-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Richard C. Witzel, Jr.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

+1 (312) 407-0700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Voice Merger Sub Corp., a Delaware corporation (“Purchaser”), and Stryker Corporation, a Michigan corporation (“Parent”), with the U.S. Securities and Exchange Commission on January 25, 2022 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, $0.0003 par value per share (the “Shares”), of Vocera Communications, Inc., a Delaware corporation (the “Company”), at a price of $79.25 per Share, net to the holder in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated January 25, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal, as it may be amended or supplemented from time to time, which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is a direct or indirect wholly owned subsidiary of Parent. This Amendment is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Items 1 through 11.

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

At one minute after 11:59 p.m., Eastern time, on February 22, 2022 (such date and time, the “Expiration Time”), the Offer expired and was not extended. The Depositary advised Parent and Purchaser that, as of the Expiration Time, a total of 29,657,686 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 85% of the Shares outstanding as of the Expiration Time.

As of Expiration Time, the number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfied the Minimum Tender Condition, and all other conditions to the Offer were satisfied or waived. After the expiration of the Offer, Purchaser irrevocably accepted for payment, and will promptly (and in any event within three (3) business days of the expiration of the Offer) pay for, all Shares validly tendered and not properly withdrawn pursuant to Offer.

Parent and Purchaser completed the acquisition of the Company on February 23, 2022 by consummating the Merger pursuant to the Merger Agreement prior to the opening of trading on the New York Stock Exchange (the “NYSE”) in accordance with Section 251(h) of the DGCL. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than (i) Shares owned by the Company immediately prior to the Effective Time, (ii) Shares that were owned by Parent, Purchaser or any subsidiary of Parent at the commencement of the Offer and were owned by Parent, Purchaser or any subsidiary of Parent immediately prior to the Effective Time, (iii) Shares irrevocably accepted for purchase in the Offer and (iv) Shares held by stockholders who are entitled to demand and properly demanded appraisal of such Shares pursuant to, and who complied in all respects with, Section 262 of the DGCL, and have not failed to perfect the right to appraisal under Section 262 with respect to such Shares or withdrawn in accordance with Section 262 their demand for appraisal under Section 262 with respect to such Shares) were cancelled and converted into the right to receive $79.25, in cash, without interest and less any applicable tax withholding.

Following the Effective Time, the Shares ceased to trade on the NYSE prior to the opening of trading on February 23, 2022, and the Company has requested that the NYSE file a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act on Form 25 to delist and deregister the Shares. Parent and the Company intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On February 23, 2022, Parent issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. The full text of the press release is filed as Exhibit (a)(5)(L) hereto and is incorporated herein by reference.

Item 12.

Item 12 of the Schedule TO is hereby amended and restated in its entirety to read as follows:

Index No.

(a)(1)(A)**	Offer to Purchase, dated January 25, 2022.

(a)(1)(B)**	Form of Letter of Transmittal.

(a)(1)(C)**	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)**	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)**	Summary Advertisement, published January 25, 2022 in The New York Times.

(a)(5)(A)†	Press Release, dated January 6, 2022 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by Parent with the United States Securities and Exchange Commission on January 7, 2022 (Accession No. 0001193125-22-003677)).

(a)(5)(B)†	Investor Presentation by Parent, dated January 6, 2022 (incorporated by reference to Exhibit 99.2 to the Tender Offer Statement on Schedule TO-C filed by Parent with the United States Securities and Exchange Commission on January 7, 2022 (Accession No. 0001193125-22-003677)).

(a)(5)(C)†	Social media post, dated January 6, 2022 (incorporated by reference to Exhibit 99.3 to the Tender Offer Statement on Schedule TO-C filed by Parent with the United States Securities and Exchange Commission on January 7, 2022 (Accession No. 0001193125-22-003677)).

(a)(5)(D)†	Conference call transcript, dated January 6, 2022 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by Parent with the United States Securities and Exchange Commission on January 7, 2022 (Accession No. 0001193125-22-003782)).

(a)(5)(E)†	Presentation to Vocera employees, dated January 7, 2022 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by Parent with the United States Securities and Exchange Commission on January 7, 2022 (Accession No. 0001193125-22-004563)).

(a)(5)(F)**	Press Release, dated January 25, 2022.

(a)(5)(G)**	Complaint, dated January 27, 2022 (Whitfield v. Vocera Communications, Inc., et al.)

(a)(5)(H)**	Complaint, dated January 25, 2022 (Shiva Stein v. Vocera Communications, Inc., et al.)

(a)(5)(I)**	Complaint, dated January 27, 2022 (Gabriel Espinoza v. Vocera Communications, Inc., et al.)

(a)(5)(J)†	Form of Restrictive Covenant Agreement entered into by and among Parent and each of Brent D. Lang, Paul T. Johnson, Douglas A. Carlen, and Steven J. Anheier on February 8, 2022 (incorporated by reference to Exhibit (e)(13) to Amendment No. 3 to the Company’s Schedule 14D-9 filed with the United States Securities and Exchange Commission on February 8, 2022).

(a)(5)(K)**	Complaint, dated February 7, 2022 (Jordan Wilson v. Vocera Communications, Inc., et al.)

(a)(5)(L)*	Press Release, dated February 23, 2022.

(b)	Not applicable.

(d)(1)†	Agreement and Plan of Merger, dated as of January 6, 2022, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the United States Securities and Exchange Commission on January 11, 2022).

(d)(2)**	Non-Disclosure Agreement, dated December 12, 2021, between the Company and Parent.

(g)	Not applicable.

(h)	Not applicable.

107**	Filing Fee Table

*	Filed herewith
**	Previously filed as an exhibit to the Schedule TO, as amended
†	Previously incorporated by reference as an exhibit to the Schedule TO, as amended

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2022

VOICE MERGER SUB CORP.

By:	/s/ Sean C. Etheridge
	Name:	Sean C. Etheridge
	Title:	Vice President, Secretary

STRYKER CORPORATION

By:	/s/ J. Andrew Pierce
	Name:	J. Andrew Pierce
	Title:	Group President, MedSurg and Neurotechnology